Exhibit 2.1

PRIVATE & CONFIDENTIAL

BY AND AMONGST

YANG Qi

MAO Quan Yi

WU Bing Wei

as Vendors

AND

SUN NEW MEDIA INC.

as Purchaser

SALE AND PURCHASE AGREEMENT

RELATING TO

100% OF THE SHARE CAPITAL OF CHINA
FOCUS CHANNEL DEVELOPMENT CO.
LIMITED

CONTENTS

1. INTERPRETATION	2
2. SALE OF THE SALE SHARES	5
3. CONDITIONS	5
4. CONSIDERATION	8
5. COMPLETION	8
6. WARRANTIES	10
7. PROFIT GUARANTEE	12
8. UNDERTAKINGS	13
9. INDEMNITY	14
10. CONFIDENTIALITY	15
11. RESTRICTIVE COVENANTS	15
12. MISCELLANEOUS	16
SCHEDULE 1	19
WARRANTIES	19
SCHEDULE 2	35
NUMBER OF PURCHASER SHARES TO BE ISSUED TO EACH VENDOR	35
SCHEDULE 3	36
PROPERTIES	36
APPENDIX 1	37

THIS AGREEMENT is made this 22nd day of November 2005

BY AND AMONGST

(1)	YANG QI, the holder of Chinese identification card (No. 420123680518803) of No. 31, Laopu New Residential Village, Jianghan District, Wuhan City, PRC;

(2)	MAO QUAN YI, the holder of Chinese identification card (No. 420102740221001) of No. 55 Derun Li, Jiang’an District, Wuhan City, PRC; and

(3)	WU BING WEI, the holder of Chinese identification card (No. 42010219730519081X) of Building 2,No. 3, Huangpiyili, Jiang’an District, Wuhan City, PRC;

Yang Qi, Mao Quan Yi and Wu Bing Wei, collectively referred to as the “Vendors” and each a “Vendor”); and

(4)	SUN NEW MEDIA INC., a corporation incorporated and existing under the laws of the State of Minnesota, the United States of America, whose stocks are traded on the OTC Bulletin Board in the United States of America;(the ‘‘Purchaser”).

WHEREAS:

(A)	CHINA FOCUS CHANNEL DEVELOPMENT CO. LIMITED, is a company incorporated in Hong (the “Company”), and has at the date of this Agreement, an issued share capital of HKD1.00 consisting 1 ordinary share of HKD1.00 each, of which all of the said ordinary shares have been issued and are fully paid-up.

(B)	The parties intend that the following transactions will be completed:

(i)        the Company shall hold 100% of the issued and paid up share capital of Excel Hero Investments Ltd. (“Excel Hero”), a company incorporated in the British Virgin Islands;

(ii)       Excel Hero shall be the sole investor and holder of 100% of the equity interest in , a wholly foreign owned enterprise established under the laws of the PRC (the “WFOE”);

(iii)      the WFOE shall enter into an equity pledge with the ordinary shareholders referred to in Recital (B)(v) (the “Equity Pledge Agreement”) pursuant to which such ordinary shareholders shall pledge to the WFOE all their rights, title, and interest held by the Vendors in (a company incorporated in the PRC and wholly-owned by the Vendors) (the “Designated PRC Company”). The Designated PRC Company shall have a registered capital of RMB 20,000,000;

(iv)       the Designated PRC company shall own all the business and assets of Hubei Zheng Yuan Jing Mao Development Company, Ltd. (“HZY”) which business comprises of marketing and channel management services, and which business and asset were transferred to the Designated PRC Company pursuant to an Asset Purchase Agreement to be entered into between the Designated PRC Company and HZY; and

(v)        the Purchaser shall appoint two nominees as ordinary shareholders of the Designated

PRC Company, to manage and control the business of the Designated PRC Company at the direction of the Purchaser. These nominees shall enter into trust agreements (the “Trust Agreements”) with the Company to this effect.

(C)	The Vendors shall subscribe for such number ordinary shares in the share capital of the Company as may be determined, in the following shareholding proportion:

(i)        YANG Qi shall subscribe for and hold 60% of the total issued share capital of the Company;

(ii)       MAO Quan Yi shall subscribe for and hold 15% of the total issued share capital of the Company; and

(iii)      WU Bing Wei shall subscribe for and hold 25% of the total issued share capital of the Company.

The ordinary shares held by the Vendors (the “Sale Shares”) shall together constitute the entire issued and paid share capital of the Company.

(D)	The Vendors have agreed to jointly sell to the Purchaser, and the Purchaser has agreed to purchase from the Vendors the Sale Shares, constituting the entire issued capital of the Company, on the terms and subject to the conditions contained in this Agreement and with the intent that the Purchaser will thereby obtain control and management over the business and assets of HZY transferred to the Designated PRC Company pursuant to the Asset Purchase Agreement referred to in Recital (B) above.

(E)	The Parties intend to use commercially reasonable endeavours to seek a listing of the Purchaser on the Nasdaq National market or other internationally recognised stock exchange.

IT IS AGREED AS FOLLOWS:-

1.	INTERPRETATION

1.1	In this Agreement and the Annexes, unless the context otherwise requires:-

“Affiliates” means in relation to any person or entity, any other person or entity that, directly or indirectly Controls, is under common Control with or is Controlled by that person or entity;

“Agreement” means this sale and purchase agreement, and includes all amendments, modifications or supplements as may be made form time to time;

“Audited Accounts” means the audited consolidated balance sheet of the Group Companies as at the Balance Sheet Date and the audited consolidated profit and loss statements of the Group Companies for the financial year ended the Balance Sheet Date;

“Balance Sheet Date” means 31 December 2004;

“Business” means the business of marketing and channel management services, and any other business carried on by the Group from time to time;

“Business Day” means a day (other than a Saturday, Sunday or gazetted public holiday) on which commercial banks are open for business in Hong Kong and the United States of America;

“Company Intellectual Property” means all intellectual property rights owned by or in which any Group Company has an interest, including without limitation all patents, knowhow, trade secrets, registered designs, copyrights, design rights, trade marks, service marks and business names relating to the process and organization of such Group Company, registrations of and applications to register any of the aforesaid items, rights in the nature of any of the aforesaid items in any country, rights in the nature of unfair competition rights and rights to sue for passing off;

“Completion” means the completion of the sale and purchase of the Sale Shares pursuant to Clause 5;

“Completion Date” means 7 Business Days after the conditions set out in Clause 3.1 have been fulfilled or waived pursuant to Clause 3.2 but in any event not later than the Long Stop Date or such other date as the Parties may agree in writing;

“Confidential Information” means any information which is proprietary and confidential to a Party including but not limited to the terms and conditions of this Agreement, information concerning or relating in any way whatsoever to its organisation, business, finances, transactions or affairs, trade secrets, operations, processes, inventions, technology or designs, information relating to its principals’, clients’ or customers’ transactions or affairs, all manuals, budgets, financial statements, accounts, dealers’ lists, customer lists, marketing studies, drawings, notes, and memoranda, information relating to the development, manufacture, testing, analysis, marketing, sale or supply of any products or services by a Party, and information and material which is either marked confidential or is by its nature intended to be exclusively for its knowledge of the recipient alone;

“Consideration” shall have the meaning ascribed to it in Clause 4;

“Consideration Shares” means the Purchaser Shares of par value US$0.01 in the share capital of the Purchaser issued and allotted for the satisfaction of the Consideration in the manner and in accordance with the provisions set out in clause 4;

“Control” (including, with its correlative meanings, the terms “Controlled by” and “under common Control with”), as used with respect to any person or entity, shall mean the possession, directly or indirectly, of the power, either to (i) vote 50% or more of the securities having ordinary voting power; or (ii) determine the majority of the board of directors of such person or entity; or (iii) direct or cause the direction of the management policies of such person or entity, whether through ownership of voting securities or by contract or otherwise;

“Deemed Issue Price” means the deemed issue price of US$4.00 for each Consideration Share, such price having been determined on an arms-length basis between the Parties;

“Designated PRC Company” has the meaning ascribed thereto in Recital (B)(iii);

“Dollar(s)” and the sign “US$” mean the lawful currency of United States of America;

“Environmental Law” means all written laws relating to pollution or protection of public safety, or safety of the environment as well as any principles of common law under which a Party or the Company may be held liable for the release or discharge of materials into the environment;

“Encumbrance” means any form of legal, equitable, or security interests, including but not limited to any mortgage, assignment of receivables, debenture, lien, charge, pledge, title retention, right to acquire, security interest, hypothecation, option, right of first refusal, preference arrangement (including title transfers and retention arrangements or otherwise), or any other encumbrance, condition or other arrangements having similar effect;

“Equity Pledge Agreement” has the meaning ascribed thereto in Recital (B)(iii);

“Excel Hero” has the meaning ascribed thereto in Recital (B)(i);

“Finder’s Fee Agreement” means the finder’s fee agreement attached at Appendix 1 hereto;

“Group Companies” means the Company, Excel Hero, the WFOE, the Designated PRC Company and HZY and “Group Company” means any one of them;

“Group PAT” means for any financial year, the audited net profit after tax of the Designated PRC Company (excluding minority interest and extraordinary items but otherwise computed consistently with existing accounting policies of the Group), and as shown in the audited accounts of the Designated PRC Company for that financial year;

“Hong Kong” means Hong Kong Special Administrative Region of the PRC;

“HZY” has the meaning ascribed thereto in Recital (B)(iv);

“Key Personnel” means the general manager, assistant general manager and all Directors;

“Listing Rules” means the regulations of the SEC, and “Listing Rule” refers to any of these;

“Long Stop Date” means the date falling 6 months from the date of this Agreement;

“Management Accounts” means the unaudited balance sheet and the unaudited consolidated profit and loss statements of the Company for the period ending 31 October 2005 annexed at Exhibit A hereto;

“MOU” means the Intent to Purchase Agreement between the Vendors, the Purchaser, Hubei Heng Da Zhi Yuan Group Ltd, Mrs Li Qiong and Mr Zheng Ze Gao;

“OTCBB” is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities;

“Parties” means the Vendors and the Purchaser, and “Party” means either one of them;

“Purchaser Shares” means new ordinary shares of par value US$0.01 in the share capital of the Purchaser;

“PRC” means the People’s Republic of China;

“RMB” means Renminbi, the official currency of the PRC;

“Sale Shares” shall have the meaning ascribed thereto in Recital (C);

“SEC” means U.S. Securities and Exchange Commission;

“Tax(s)” and “Taxation” means all forms of taxes and taxation whether of Hong Kong, PRC or elsewhere in the world, past, present and future (including, without limitation, capital gains tax, income tax, estate duty, profits tax, stamp duty, goods and services tax, value added tax, purchase tax, customers and other import or export duties) and all other statutory, governmental or state impositions, duties and levies and all penalties, charges, costs and interest relating to any claim, notice, demand, assessment, letter or other document issued or action taken by any revenue or taxing authority, statutory or governmental authority, body or official whatsoever (whether of Hong Kong, PRC or elsewhere in the world);

“Trust Agreements” has the meaning ascribed thereto in Recital (B)(iv);

“Warranties” means the representations, warranties and undertakings made by the Vendors contained or referred to in this Agreement, in particular in Clause 6 and Schedule 1 hereto; and

“WFOE” has the meaning ascribed thereto in Recital (B)(ii).

1.2	References to any agreement or document shall include such agreement or document as amended, modified, varied, novated, supplemented or replaced from time to time.

1.3	The liability of the Vendors under this Agreement shall be joint and several. The Purchaser may choose to exercise its rights against one or more of the Vendors or release any liability of any one or more of the Vendors in its absolute discretion without in any way prejudicing or affecting its rights against the other Vendors under the same or like liability or otherwise.

2.	SALE OF THE SALE SHARES

2.1	Subject to the terms and conditions of this Agreement, the Vendors shall sell as legal and beneficial owners and the Purchaser, relying on the several Warranties, shall purchase the Sale Shares, free from all Encumbrances and together with all rights, dividends, entitlements and advantages now and hereafter attaching thereto.

2.2	The Purchaser shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

3.	CONDITIONS

3.1	The sale and purchase of the Sale Shares is conditional upon:

(a)       completion, on or before the Completion Date, of a due diligence exercise on the business, affairs, operations, assets, financial condition, prospects and records of the Group by the Purchaser, and the results of such due diligence exercise being satisfactory to the Purchaser in its sole and absolute discretion;

(b)       the Vendors supplying, or procuring the Group Companies or its employees, officers, agents or representatives to supply to the Purchaser, all of the information (in such details as may be satisfactory to the Purchaser) requested by the Purchaser from time to time in connection with the due diligence exercise referred to in Clause 3.1(a) before the Completion Date;

(c)       there being no material adverse change (as reasonably determined by the Purchaser in its sole and absolute discretion) in the prospects, operations or financial conditions of the Group occurring on or before the Completion Date;

(d)       all representations, undertakings and Warranties of the Vendors under this Agreement being complied with, and remaining true, accurate and correct as at the Completion Date;

(e)       the Vendors having performed all of the covenants and agreements required to be performed or caused to be performed by it under this Agreement on or before the Completion Date;

(f)       there being no default by any Group Company in any of its obligations by which the Company may become bound or liable to be called upon to repay prematurely any loan capital or borrowed moneys;

(g)       all Key Personnel having executed employment contracts with the respective Group Company for a minimum term of 3 years and on other terms and conditions satisfactory to the Purchaser;

(h)       The following transactions (collectively the “Restructuring”) having been completed to the satisfaction of the Purchaser:

(i)        all the business and assets of HZY having been transferred to the Designated PRC Company, and the Designated PRC Company having a registered capital of RMB 20,000,000;

(ii)       all the equity interest in the Designated PRC Company being held by the ordinary shareholders referred to in Clause 3.1(h)(iii) below, and such ordinary shareholders having entered into the Equity Pledge Agreement with the WFOE pledging all their rights, title and interest in such equity interest to the WFOE;

(iii)      two nominees designated by the Purchaser having been appointed as ordinary shareholders of the Designated PRC Company, to control and manage the Designated PRC Company at the direction of the Purchaser, and each of such nominees having entered into the Trust Agreements with the Company to this effect;

(iv)       the WFOE having entered into a technology consulting service agreement with the Designated PRC Company for the provision of management services by the WFOE to the Designated PRC Company;

(v)        Excel Hero having been registered as the sole investor and holder of 100% of the equity interest in the WFOE; and

(vi)      Sun Media Investment Holdings Ltd. having transferred 100% of the issued and paid up share capital of Excel Hero to the Company; and

(vii)      the Vendors are together holding 100% of the issued and paid up capital of the Company in the following proportion: 60% shall be held by YANG Qi, 15% shall be held by MAO Quan Yi and 25% shall be held by WU Bing Wei.

(i)        the net tangible asset value of the Designated PRC Company (the “NTA Value”) shall be RMB 40,000,000 or more. The NTA Value shall be determined by a certified public accounting firm to be appointed by the Purchaser (at the Company’s cost), and such determination shall be conclusive and binding on the Vendors;

(j)        the approval of the Purchaser’s shareholders and the board of directors being obtained at a general meeting of the Purchaser for (i) the Purchaser’s entry into this Agreement; and (ii) the transaction contemplated under this Agreement; and (iii) the issuance and allotment of the Consideration Shares; and

(k)       all other necessary registrations and consents, if any, required under any and all applicable laws for the sale of the Sale Shares, being granted and not withdrawn or revoked by any relevant third parties (including without limitation, the consent and registration of the transfer of the sale shares with the Industrial and Commercial Regulation Bureau, other government bodies, stock exchange and other relevant authorities having jurisdiction over the transactions contemplated under this Agreement) and if such consents are obtained subject to any conditions and where such conditions affect any of the parties, such conditions being acceptable to the party concerned and, if such conditions are required to be fulfilled before Completion, such conditions being fulfilled before Completion.

(l)       all other necessary consents, if any, required under any and all the contracts to which the Purchaser is a party, for the issurance of the Consideration Shares, being granted and not withdrawn or revoked by any relevant third parties and if such consents are obtained subject to any conditions and where such conditions affect any of the parties, such conditions being acceptable to the party concerned and, if such conditions are required to be fulfilled before Completion, such conditions being fulfilled before Completion; and

3.2	The Vendors shall do all such necessary acts and things to fulfill, and to procure the fulfillment of, the conditions in Clauses 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(f), 3.1(g), 3.1(h), 3.1(i) and 3.1(k), including the submission of all documents required, and the compliance of any terms imposed by the relevant regulatory authorities.

3.3	The Purchaser shall use commercially reasonable endeavours to procure the fulfilment of the conditions in Clause 3.1(j) and 3.1(l) and the Vendors shall, and shall procure that each Group Company shall, do all things necessary to assist the Purchaser to fulfil the aforesaid conditions.

3.4	If any of the conditions in Clause 3.1 are not fulfilled or not waived by the Purchaser by 1 January 2006, the Party responsible for fulfilling such condition shall use its best endeavours to fulfill such condition by 1 February 2006 (or such other date as the Vendors and the Purchaser may mutually agree (the “Agreed Date”), but in any case, no later than the Long Stop Date). If the relevant condition is still not fulfilled by the Agreed Date, this Agreement and the MOU shall ipso facto cease and determine and none of the Parties shall have any claim against the other for costs, damages, compensation or otherwise, save for any claim arising from an antecedent breach of this Agreement. The Parties’ obligation of confidentiality under Clause 10 shall survive the termination of this Agreement.

3.5	Without prejudice to Clause 3.4 above, the Parties agree that the Purchaser shall be entitled, immediately after the signing of this Agreement, to nominate two persons (who shall be PRC nationals), to be ordinary shareholders of the Designated PRC Company, and such nominees shall be empowered and authorized to control and manage the PRC Company at the direction of the Purchaser. The Vendors shall, and shall procure that the Group Companies and the Board of Directors of each Group Company do all thing necessary to give effect to this clause.

4.	CONSIDERATION

4.1	The consideration for the purchase of the Sale Shares shall be the issue of the Purchaser Shares to the Vendors in the manner as follows:

(a)       within 30 days of the Completion Date, the Purchaser shall allot and issue 14,900,000 Purchaser Shares (the “Completion Consideration Shares”) as fully paid up to the Vendors at the Deemed Issued Price and in the proportion set out in Schedule 2 hereto;

(b)       If the Group PAT Year 1 (as defined in Clause 7 below) is US$4.5 million or more, the Purchaser shall allot and issue an additional 2,000,000 Purchaser Shares (the “Tranche 1 Consideration Shares”) as fully paid up to the Vendors at the Deemed Issued Price and in the proportion set out in Schedule 2 hereto;

(c)       If the Group PAT Year 2 (as defined in Clause 7 below) is US$5 million or more, the Purchaser shall allot and issue an additional 2,000,000 Purchaser Shares (the “Tranche 2 Consideration Shares”) as fully paid up to the Vendors at the Deemed Issued Price and in the proportion set out in Schedule 2 hereto; and

(d)       If the Group PAT Year 3 (as defined in Clause 7 below) is US$5.5 million US Dollars or more, the Purchaser shall allot and issue an additional 2,000,000 Purchaser Shares (the “Tranche 3 Consideration Shares”) as fully paid up to the Vendors at the Deemed Issued Price and in the proportion set out in Schedule 2 hereto.

4.2	For the avoidance of doubt and without prejudice to any of the provisions of Clause 7 below, the Purchaser shall have no obligation to issue and allot the Tranche 1 Consideration Shares, Tranche 2 Consideration Shares and/or Tranche 3 Consideration Shares in the event that:

(a)       the Group PAT Year 1 is below US$4.5 million, the Group PAT Year 2 is below US$5 million, and/or the Group PAT Year 3 is below US$5.5 million respectively; and

(b)        the Vendors have not paid to the Purchaser the shortfall between: (i) the sum of US$4.5 million and the Group PAT Year 1, (ii) the sum of US$5 million and the Group PAT Year 2, and/or (iii) the sum of US$5.5 million and the Group PAT Year 3 respectively, and in the manner set out in Clause 7 below.

5.	COMPLETION

5.1	Subject as hereinafter provided, Completion shall take place at or such other place as the Parties may agree, on the Completion Date.

5.2	On the Completion Date, the Vendors shall deliver to the Purchaser:

(a)       evidence in form and substance satisfactory to the Purchaser of the satisfaction of the conditions specified in Clause 3.1 (other than Clause 3.1(a), 3.1(h), 3.1(i) and 3.1(k));

(b)       duly executed and valid share transfer forms in respect of the Sale Shares in favour of the Purchaser (or as it may direct) accompanied by the relevant share certificates for the Sale Shares;

(c)       a working sheet computing the net asset value per share of the Company signed by a director or secretary of such Company;

(d)       the written resignation of such number of directors and the secretary as the Purchaser may notify to the Vendors in writing from their directorships and/or offices or places of profit under each Group Company, such resignation to take effect from and on the Completion Date, with acknowledgments signed by each of them in a form satisfactory to the Purchaser to the effect that they have no claim whatsoever against such Group Company for compensation for loss of office, redundancy or unfair dismissal or otherwise howsoever;

(e)       if so required by the Purchaser and notified by the Purchaser to the Vendors in writing, the written resignations of the auditors of each Group Company to take effect from and on the Completion Date with an acknowledgment signed by them in a form satisfactory to the Purchaser to the effect that they have no claim whatsoever against such Group Company;

(f)       duly certified copies of the board and shareholders’ resolutions referred to in Clause 5.3; a letter from the company secretary of each Group Company confirming that the certificates of incorporation, common seals (if any), cheque books and statutory books of such Group Company (respectively duly up-to-date) are in such Group Company’s possession;

(g)       a letter from the company secretary of each Group Company confirming that all the corporate, financial and accounting books and records (including, if relevant, foreign exchange registration certificate, state and local tax registration certificates, import and export licenses, and foreign currency loan and security registration certificates) of such Group Company and all documents of title relating to its properties are in such Group Company’s possession;

(h)       a list of bank accounts maintained by each Group Company; and

(i)        a certificate signed by the Vendors confirming that the Warranties have been complied with and would be correct in all respects as if repeated on the Completion Date by reference to the circumstances then existing and that all the undertakings on the part of the Vendors contained in Clause 8 have been fully performed and observed by the Vendors.

5.3	On or before the Completion Date, the Vendors shall procure the passing of the following board and shareholders’ resolutions (as specified below) of the Company in terms approved by the Purchaser:

(a)       board resolution approving the transfer of the Sale Shares to the Purchaser, or the transfer of any part of the Sale Shares to nominees appointed by the Purchaser and registration of the share transfers referred to in Clause 5.2(a) subject only to their being duly stamped;

(b)       board resolution accepting the resignations referred to in Clause 5.2.(d) and appointing such persons as the Purchaser may nominate as directors and secretary of each Group Company;

(c)       board resolution revoking all existing authorities to bankers of each Group Company in respect of the operation of its bank accounts and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts;

(d)       if required, shareholders’ resolution accepting the resignations referred to in Clause 5.2(e) and appointing such firm as the Purchaser may nominate as auditors of the Company; and

(e)       such board and/or shareholder’s resolutions of Excel Hero, the WFOE, the Designated PRC Company and HZY as may be necessary for the approval of the Restructuring (in so far as if relates to each of such entities) and any of the transactions contemplated thereby.

5.4	On completion and against compliance by the Vendors with Clauses 5.2 and 5.3, the Purchaser shall issue and allot to the Vendors the Completion Consideration Shares in accordance with Clause 4.2.

5.5	The Purchaser shall not be obliged to complete the purchase of any of the Sale Shares unless the sale and purchase of all the Sale Shares are completed.

5.6	If any or all of the documents required to be delivered by either Party is not for any reason fully complied with in any respect at Completion, the Party not in default shall be entitled to (in addition and without prejudice to all other rights or remedies available to it, including the right to claim damages):-

5.6.1  rescind this Agreement; or

5.6.2  proceed with Completion so far as practicable having regard to the defaults which have occurred (without prejudice to its rights to claim damages from the defaulting Party for its failure to comply with any of the conditions in Clause 5 or any of its rights under this Agreement); or

5.6.3 defer Completion to a date not more than twenty eight (28) days after the Completion Date, in which case the provisions of this Clause 5 shall apply to Completion as so deferred.

5.7	In the event that Completion shall not take place due to any failure to satisfy any or all of the conditions precedent mentioned in Clause 3 or the occurrence of any event which is beyond the reasonable control of the Purchaser, this Agreement and the MOU shall ipso facto cease and all parties hereto shall have no claims against each other save for (a) antecedent breaches of any representations or undertakings and/or (b) as provided for in this Agreement.

6.	WARRANTIES

6.1	The Vendors hereby jointly and severally represent, warrant and undertake to the Purchasers and its successors in title (with the intent that the provisions of this Clause 6.1 shall continue to have full force and effect notwithstanding Completion) as follows:-

(a)       they are currently, and shall on Completion be, the legal and beneficial owner of the Sale Shares (in the following proportion: 60% held by YANG Qi, 15% held by MAO

Quan Yi and 25% held by WU Bing Wei), and that the Sale Shares represent, and shall on Completion represent, one hundred per cent. (100%) of the issued and paid-up share capital of the Company;

(b)       that they are or will on Completion be beneficially entitled to or is otherwise able to transfer their respective Sale Shares to the Purchaser and/or its nominee(s) together with all rights and benefits attaching thereto under this Agreement;

(c)       the Sale Shares are or will on Completion be free from any Encumbrances, and no other person has or shall have any rights of pre-emption over such Sale Shares;

(d)       the Sale Shares are and shall have been authorised, validly issued, allotted and fully paid-up; and

(e)       other than the Finder’s Fee Agreement attached as Appendix 1, none of the Vendors or any Group Company have agreed to provide a finder’s fee, brokerage commission or similar payment to a third party. No party has been involved in the active negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Vendors directly with Purchaser without the intervention of any person on behalf of the Vendors in such manner as to give rise to any valid claim by any person against Purchaser, any Group Company or any of the Vendors for a finder’s fee, brokerage commission or similar payment.

6.2	The Vendors further warrant and undertake to and with the Purchaser (with the intent that the provisions of this Clause 6.2 shall continue to have full force and effect notwithstanding Completion) that:

(a)       all Warranties contained herein will be fulfilled and will be true and correct at Completion in all respects as if they had been given afresh at Completion; and

(b)       in relation to any Warranty which refers to the knowledge, information or belief of the Vendors, that it has made due and proper enquiry into the subject matter of that Warranty.

6.3	The Vendors acknowledges that the Purchaser has entered into this Agreement in full reliance upon and on the basis of each of the Warranties contained herein.

6.4	The Vendors shall not do, allow or procure any act or omission before Completion which would constitute a breach of any of the Warranties if they were given at Completion or which would make any of the Warranties inaccurate or misleading if they were so given.

6.5	In the event of it becoming apparent on or before Completion that the Vendors are in breach of any of the Warranties or any other term of this Agreement, the Purchaser may, at its sole discretion, and without prejudice to all other rights and remedies availableto the Purchaser, rescind this Agreement by notice in writing to the Vendors. Upon termination of this Agreement under this Clause 6.5, the Purchaser shall be entitled to be indemnified and held harmless against all legal, accounting and other costs and expenses incurred by the Purchaser in connection with this Agreement.

6.7	Save as expressly otherwise provided, the Warranties shall be separate and independent and shall not be limited by reference to any other provision of this Agreement.

6.8	The Vendors jointly and severally represent, warrant and undertake to the Purchaser and its successors in title that the Warranties will be fulfilled down to, and will be true and correct in all respects and not misleading at, Completion as if they had been entered into afresh at Completion and with reference to the circumstances then existing at Completion Provided That if prior to Completion, any event shall occur which results or may result in any of the Warranties being unfulfilled, untrue or incorrect at Completion, the Vendors, upon becoming aware of the same, shall notify the Purchaser in writing thereof prior to Completion Provided Further That any such notification to the Purchaser shall be without prejudice to any of the Warranties, and the Purchaser shall be entitled to claim for breach of any of the Warranties in accordance with the terms of this Agreement notwithstanding any such notification as aforesaid.

6.9	The Warranties and all other provisions of this Agreement insofar as the same shall not have been performed at Completion shall not in any respect be extinguished or affected by Completion, or by any other event or matter whatsoever, except by a specific and duly authorised written waiver or release by the Party entitled to the benefit of such provisions.

7.	PROFIT GUARANTEE

7.1	For the purpose of assuring to the Purchaser the full benefit of the business and goodwill of the Sale Shares, and as part of the inducement to the Purchaser entering into this Agreement, the Vendors jointly and severally covenant with and undertake to the Purchaser that the Group PAT for the three consecutive financial years following the Completion Date shall be as follows:

(a)       the Group PAT for the 1st financial year of the Designated PRC Company, commencing from 1 January 2006 and ending on 31 December 2006 (the “Group PAT Year 1”) shall not be less than US$4.5 million. If the Group PAT Year 1 for the aforesaid period is less than US$4.5 million, then the Vendors shall jointly elect either to:

(i)        pay to the Purchaser an amount equal to the shortfall between the sum of US$4.5 million and the Group PAT Year 1, in such currency as shall be determined by the Purchaser; or

(ii)       forfeit all their entitlement to the issue of the Tranche 1 Consideration Shares under Clause 4.1;

(b)       the Group PAT for the 2nd financial year of the Designated PRC Company following the Completion Date, commencing on 1 January 2007 and ending on 31 December 2007 (the “Group PAT Year 2”) shall not be less than US$5 million. If the Group PAT Year 2 for the aforesaid period is less than US$5 million, then the Vendors shall jointly elect either to:

(i)        pay to the Purchaser an amount equal to the shortfall between the sum of US$5 million and the Group PAT Year 2, in such currency as shall be determined by the Purchaser; or

(ii)       forfeit all their entitlement to the issue of the Tranche 2 Consideration Shares under Clause 4.1; and

(c)       the Group PAT for the 3rd financial year of the Designated PRC Company following the Completion Date, commencing on 1 January 2008 and ending on 31 December 2008 (the “Group PAT Year 3”) shall not be less than US$5.5 million. If the Group PAT Year 3 for the aforesaid period is less than US$5.5 million, then the Vendors shall jointly elect either to:

(i)        pay to the Purchaser an amount equal to the shortfall between the sum of US$5.5 million and the Group PAT Year 3, in such currency as shall be determined by the Purchaser; or

(ii)       forfeit all their entitlements to the issue of the Tranche 3 Consideration Shares under Clause 4.1,

and for the avoidance of doubt, all the Vendors shall only be entitled to make one election collectively amongst themselves under Clause 7.1 (a), (b) and (c) above, and for these purposes the Vendors agree that Mr Yang Qi shall be authorized to make such election on their behalf.

7.2	For the purposes of Clause 7.1 above, the Group PAT as shown in the audited accounts of the Designated PRC Company for that financial year shall be conclusive as to the Group PAT for such financial year.

7.3	Any election to be made pursuant to clause 7.1 above shall be made within 14 days after the issue of the audited consolidated accounts by the Company’s auditors for that financial year, and any payments to be made pursuant to Clause 7.1 above shall be made within one (1) month after the issue of the audited consolidated accounts by the Company’s auditors for that financial year.

8.	UNDERTAKINGS

8.1	The Vendors jointly and severally undertake to the Purchaser to procure that each Group Company shall comply with the following prior to Completion:

(a)       the business of each Group Company shall be conducted only in the ordinary course of business;

(b)       each Group Company shall use its best endeavours to preserve its business organisation, the goodwill of its customers, suppliers and others having business relations with it, and shall not in any way depart from the ordinary course of its day to day business either as regards the nature, scope or manner of conducting the same;

(c)       each Group Company shall use its best endeavours to collect its accounts receivables in accordance with its normal course of business;

(d)       each Group Company shall use its best endeavours to settle its trading debts in accordance with its normal course of business;

(e)       each Group Company shall duly and timeously observe and comply with all laws, rules, regulations, ordinances, codes, orders, licences, agreements and permits relating to its assets and business;

(f)       no Group Company shall enter into or agree to, create, extend, grant, issue, permit or assume any obligation for any security agreement, Encumbrance, or other title retention agreement, covenants, restriction or other burden upon any of its assets;

(g)       no Group Company shall sell, transfer, lease, assign, encumber, dispose of or part with control of any interest in all or any material part of its undertaking, business or property or assets (tangible or intangible) or enter into any agreement for the same;

(h)       no Group Company shall create or issue or agree to create or issue any share or loan capital or any securities convertible into shares of such Group Company or give or agree any option in respect of any share or loan capital;

(i)        no Group Company shall enter into any long term or abnormal contract or capital commitment or any material contract which is not terminable without any claim for damages by the giving of not more than three (3) months’ notice by such Group Company, other than contacts entered into in the ordinary course of business;

(j)       no Group Company shall declare any dividends or make any other distributions of any kind or buy back any of their shares without the prior written consent of the Purchaser;

(k)       no Group Company shall pay or agree to pay to its directors or any of them any remuneration or other emoluments or benefits whatsoever other than those which are currently being paid as at the date of this Agreement;

(l)       no Group Company shall acquire any assets of a value in excess of US$5,000;

(m)       no Group Company shall enter into any agreement or contract for goods or services of a value in excess of US$5,000;

(n)       no Group Company shall knowingly permit any of its insurance policies to lapse or do anything to make any such policy void or voidable;

(o)       each Group Company shall pay and discharge before the same shall become delinquent;

(i)        all taxes, assessments and governmental charges imposed upon it or upon its property or assets; and

(ii)       all lawful claims which, if unpaid, might by law become a lien upon its property or assets

8.2	The Vendors jointly and severally undertake that, for a period of 12 months from the Completion Date, save in relation to or in connection with a general or partial offer for the Purchaser Shares, neither it nor its nominee nor any person acting on its behalf shall, except with prior written approval of the Purchaser, (i) sell or contract to sell any of the Completion Consideration Shares; (ii) sell or contract to sell or otherwise dispose of any securities exchangeable for or convertible into or exercisable for the Completion Consideration Shares; or (iii) enter into any other arrangement that transfers to others, in whole or in part, any of the economic consequences of ownership of the Completion Consideration Shares.

9.	INDEMNITY

9.1	The Vendors irrevocably jointly and undertake to keep the Purchaser and its officers, directors, employees, representatives and agents fully and effectively indemnified against any and all losses, costs, damages, claims, demands, actions, proceedings, liabilities and expenses whatsoever (including but not limited to all legal costs or attorney’s fees on a full indemnity basis) that the Purchaser or any of its officers, directors, employees, representatives or agents may incur or suffer in connection with or arising from any breach (actual or alleged) or inaccuracies of any of the Warranties and/or any default by the Vendors of their obligations under this Agreement and for the conduct of the business of the Company prior to Completion.

9.2	Each of the indemnities in this Agreement constitutes a separate and independent obligation from the other obligations in this Agreement, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Purchaser and shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Agreement or any other judgment or order

10.	CONFIDENTIALITY

10.1	The Vendors shall, and shall procure that its Affiliates shall keep all Confidential Information confidential, unless or until compelled to be disclosed by judicial or administrative procedures or until such Confidential Information is in the public domain, whereupon, to the extent that it is public, this obligation shall cease, but only to the extent required under the circumstances.

10.2	The Vendors shall, and shall procure that its Affiliates, shall take all reasonable steps to minimise the risk of disclosure of Confidential Information, by ensuring that only those of their directors, employees, servants and agents whose duties will require them to possess any of such information shall have access thereto, and that they shall be instructed to treat the same as confidential.

10.3	The Vendors shall, and shall procure that its Affiliates will not use any Confidential Information in a manner prejudicial or detrimental to the interests of the Purchaser or any of the Group Companies.

10.4	The obligations contained in this Clause 10 shall inure, even after the termination of this Agreement, without limit in point of time except and until any Confidential Information falls within the provisions of Clause 10.1.

11.	RESTRICTIVE COVENANTS

11.1	In this Clause, the following terms shall have the following meanings respectively, namely:

(a)         “Prohibited Periods” means all of the following periods:

(i)        the period commencing on the day immediately following the date of this Agreement and ending on the first anniversary of the Completion Date;

(ii)       the first anniversary of the Completion Date to the second anniversary of the Completion Date; and

(iii)      the second anniversary of the Completion Date to the third anniversary of the Completion Date.

(b)         “Prohibited Territories” means Hong Kong and PRC;

(c)         “Relevant Capacity” means, in relation to each Vendor, for his or its own account or for that of any person, firm or company (other than the Company) and whether through the medium of any company, corporation or any other entity controlled by him or it (for which purpose there shall be aggregated with his or its shareholding or ability to exercise control the shares held or controlled by any person connected with or any company related to the Vendors) or as principal, partner, director, employee, consultant or agent.

11.2	The Vendors hereby jointly and severally undertake with the Purchaser and its successors in title that they will not, and will procure that none of their respective Affiliates will, in any Relevant Capacity during each of the Prohibited Periods:

(a)       be directly or indirectly employed or engaged in each of the Prohibited Territories in any business which is of the same or similar type to the Business or is likely to be in competition with the Business;

(b)       directly or indirectly carry on in each of the Prohibited Territories for its own account either alone or in partnership (or be concerned in any Relevant Capacity in any corporation engaged in) any business which is of the same or similar type to the Business or is likely to be in competition with the Business or be concerned or interested in the Prohibited Territories in any such business;

(c)       directly or indirectly assist with technical advice or in any other way any person, firm or company engaged in each of the Prohibited Territories in any business which is of the same or similar type to the Business or is likely to be in competition with the Business;

(d)       directly or indirectly canvass or solicit in competition with the Business the custom of any person, firm or company who has within 3 years prior to the date of this Agreement been a customer of any Group Company; or

(e)       directly or indirectly induce or seek to induce any person which is an employee of any Group Company during each of the Prohibited Periods to become employed, whether as employee, consultant or otherwise, by the Vendors or by any person, firm or company engaged in any business which is of the same or similar type to the Business or is likely to be in competition with the Business.

11.3	While the restrictions set out in Clause 11.2 are considered by the Parties to be reasonable in all the circumstances and no greater than is reasonable and necessary for the protection of the Group and the Purchaser, it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Group’s or the Purchaser’s legitimate interest but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in any particular manner then the said restrictions shall apply with such deletions, restrictions or limitations, as the case may be.

11.4	The obligations of the Vendors contained in this Clause 11 shall continue even after the termination of this Agreement.

12.	MISCELLANEOUS

12.1	Entire Agreement

This Agreement (together with any documents referred to herein or executed contemporaneously by the Parties in connection herewith) embodies all the terms and conditions agreed upon between the Parties as to the subject matter of this Agreement and supersedes and cancels in all respects all previous agreements and undertakings, if any, between the Parties with respect to the subject matter hereof, whether such be written or oral, and sets out the entire and complete and exclusive agreement and understanding between the Parties hereto relating to the subject matter hereto, no Party has relied on any representation, arrangement, understanding or agreement (written or oral) not expressly set out or referred to in this Agreement.

12.2	Time Of Essence

Any time, date or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Parties in accordance with this Agreement or by agreement in writing but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid time shall be of the essence.

12.3	Remedies

No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise, and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by any Party shall not constitute a waiver by such Party of the right to pursue any other available remedies.

12.4	Release

Any liability to the Purchaser hereunder may in whole or in part be released, compounded or compromised, or time or indulgence may be given, by the Purchaser in its absolute discretion without in any way prejudicing or affecting its rights against the Vendors. Any release or waiver or compromise shall be in writing and shall not be deemed to be a release, waiver or compromise of similar conditions in the future.

12.5	Costs And Expenses

Each Party shall bear its own legal, professional and other costs and expenses incurred by it in connection with the negotiation, preparation or completion of this Agreement, and the sale and purchase of the Sale Shares. The stamp duty payable in connection with the purchase of the Sale Shares shall be borne one half by the Vendors, and the other half by the Purchaser.

12.6	Communications

12.6.1   Notices To Be In Writing

All notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by prepaid registered post with recorded delivery, or by facsimile transmission addressed to the intended recipient thereof at its address or at its facsimile number, and marked for the attention of such person (if any), designated by it to the other Parties for the purposes of this Agreement or to such other address or facsimile number, and marked for the attention of such person, as a Party may from time to time duly notify the other in writing.

12.6.2  Contact Addresses And Numbers

The addresses and facsimile numbers of the Parties for the purpose of this Agreement are specified below:

The Vendors
Name: YANG Qi
Address: No. 31, Laopu New Residential Village,
Jianghan District, Wuhan City, PRC
Fax: 8627-8270 3398

The Purchaser
Name: John Li
Address: Unit 01-03 20/F China Insurance Buiding,
166 Lujiazui East Road,Pudong,Shanghai, PRC
Fax: 8621-68419749

12.6.3  Deemed Delivery Date

Any such notice, demand or communication shall be deemed to have been duly served (if delivered personally or given or made by facsimile) immediately or (if given or made by letter) two business days after posting and in proving the same it shall be sufficient to show that personal delivery was made or that the envelope containing such notice was properly addressed, and duly stamped and posted or that the facsimile transmission was properly addressed and despatched.

12.7	Counterparts

This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart.

12.8	Governing Law And Jurisdiction

This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong and the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Hong Kong and waive any objection to proceedings in any such court on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum. The submission by the Parties herein shall not affect the right of any Party to take proceedings in any other jurisdiction nor shall the taking of proceedings in any jurisdiction preclude any Party from taking proceedings in any other jurisdiction.

IN WITNESS WHEREOF the Parties hereto have entered into this Agreement the day and year first above written.

THE VENDORS

Signed by	)
on behalf of	)
YANG QI	)
in the presence of:-	)

Signed by	)
MAO QUAN YI	)
in the presence of:-	)

Signed by	)
WU BING WEI	)
in the presence of:-	)

THE PURCHASER

Signed by	)
for and on behalf of	)
SUN NEW MEDIA INC.	)
in the presence of:-	)